UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Announcement of Registered Direct Offering

On December 1, 2023, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Announces $2 Million Registered Direct Offering.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Results of Annual General Meeting

As scheduled, Kazia Therapeutics Liimited (the “Company”) held its Annual General Meeting (the “AGM”) at 10:00 a.m., Sydney time, on November 30, 2023, at an online venue. At the AGM, the Company’s shareholders voted on three resolutions, which are listed below and which were described in more detail in the Company’s Notice of Annual General Meeting, Explanatory Statement and Proxy Form for the AGM, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on November 29, 2023.

Proposal 1 – Re-election of Ebru Davidson as Director

The re-election of Ebru Davidson as a director of the Company was approved. The results of the approval were as follows:

	FOR	AGAINST	ABSTAIN
NUMBER	22,750,436	2,760,583	461,382

Proposal 2—Re-election of Bryce Carmine as Director

The re-election of Bryce Carmine as a director of the Company was approved. The results of the vote were as follows:

	FOR	AGAINST	ABSTAIN
NUMBER	21,654,043	3,200,585	1,319,063

Proposal 3 – Appointment of BDO as Auditor of the Company

BDO Audit Pty Ltd, having been nominated by a shareholder and consented in writing to act in the capacity of Auditor, was appointed as the Auditor of the Company The results of the vote were as follows:

	FOR	AGAINST	ABSTAIN
NUMBER	24,050,427	842,128	1,282,006

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1 into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated December 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 1 December 2023